Exhibit 3.6

Amendment to the By-Laws of Geeknet, Inc.

Pursuant to a resolution of the Board of Directors of Geeknet, Inc. dated February 9, 2010, the By-Laws of Geeknet, Inc. are hereby amended as follows:

“Section 3.2 of the By-Laws of the Company shall amended as follows:   “The authorized number of directors of the Corporation shall be eight (8) and, thereafter, shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by the majority of the total number of authorized directorships at the time any such resolution is presented to the Board for adoption.  No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

/s/ Adam Heller
Adam Heller
Secretary
Geeknet, Inc.